AR

VF 3-5-02



02005858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 40904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro (203)226-0222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name — *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and Subscribed before me this 21 day of Feb 2002
County of Fairfield
ST of CT



Signature

Pres.

Title



Notary Public

My commission expires 11/30/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of
The Securities and Exchange Commission

Year Ended December 31, 2001

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Year Ended December 31, 2001

CONTENTS

Page



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statement of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 1, 2002

Dworken, Hillman, LaMorte + Sterczala P.C.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2001
Assets	
Cash and cash equivalents	$177,435
Receivable from clearing broker	179,591
Other receivables (Note 2)	10,301
Securities owned - at market value (Note 3)	11,100
Secured demand note receivable (Note 2)	75,000
Income tax receivable	19,099
Equipment (Note 4)	19,993
Deferred income taxes	23,700
Due from affiliate (Note 2)	72,141
Other assets	70,533
Total Assets	$658,893
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses and other liabilities	$191,348
Deferred income taxes	4,400
Total Liabilities	195,748
Liability subordinated to claims of general creditors (Note 5)	75,000
Commitments and contingencies (Note 7)	
Shareholders' equity:	
Preferred stock:	
Class A- no par value, nonvoting, callable, non-accumulative adjustable dividends; 1,000 shares authorized and none issued	
Class B - no par value, adjustable dividend; 2,000 shares authorized and none issued	
Common stock, no par value; 1,000 shares authorized, 400 shares issued and outstanding	121,500
Retained earnings	266,645
Total Shareholders' Equity	388,145
Total Liabilities and Shareholders' Equity	$658,893

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31, 2001
Revenue:	
Commissions and underwriting fees	$3,400,003
Support services (Note 2)	372,000
Interest income	34,483
Other income	54,000
	3,860,486
Expenses:	
Commissions	1,493,502
Employee compensation	895,916
Clearance costs	646,794
Office supplies and expenses	291,278
Rent, occupancy and equipment costs	203,882
Professional fees	164,219
Tickers and quotes	63,288
Pension expense (Note 6)	52,586
Promotional expenses	47,598
Travel and entertainment	45,793
Loss on disposition of investment in The NASDAQ Stock Market, Inc.	45,227
Dues and subscriptions	42,107
Regulatory fees	23,790
Depreciation	8,772
Interest expense (including interest on subordination agreement of $3,744)	7,639
	4,032,391
Loss before provision for income taxes	(171,905)
Provision for income taxes (benefit) (Note 8)	(52,177)
Net loss	($ 119,728)

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2001	$121,500	$439,246	$560,746
Net loss		(119,728)	(119,728)
Dividends		(52,873)	(52,873)
Balance, December 31, 2001	$121,500	$266,645	$388,145

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2001

Subordinated liabilities at January 1, 2001	$75,000 *
Subordinated liabilities at December 31, 2001	$75,000 *

* *The subordinated liabilities qualify as equity capital under the provisions of the Securities and Exchange Rule 15c3-1(d)*

See notes to financial statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001
Cash flows from operating activities:	
Net loss	($119,728)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	8,772
Deferred income tax benefit	(24,500)
Loss on disposition of investment in The NASDAQ Stock Market, Inc.	45,227
Increase (decrease) in assets:	
Decrease in receivable from clearing broker	52,702
Increase in other receivables	(1,892)
Increase in securities owned at market value	(561)
Increase in income taxes receivable	(19,099)
Increase in due from affiliate	(72,141)
Increase in other assets	(19,306)
Increase (decrease) in liabilities:	
Decrease in accrued expenses and other liabilities	(115,916)
Decrease in income taxes payable	(22,700)
Net cash used in operating activities	(289,142)
Cash flows from investing activities:	
Capital expenditures	(29,030)
Proceeds from sale of property and equipment	16,161
Net cash used in investing activities	(12,869)
Net decrease in cash and cash equivalents	(302,011)
Cash and cash equivalents, beginning	479,446
Cash and cash equivalents, ending	$177,435

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2001

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the NASD. In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers that are located in the Tri-State Area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the World.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2001, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2001, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Securities transactions (continued):

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking:

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of cash flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Equipment:

Equipment is carried at cost. Depreciation is provided by using the straight line method over the estimated useful lives of the assets.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2001

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to the deferred income taxes consist of accelerated methods of depreciation for income tax purposes and federal and state net operating losses.

2. **Related party transactions:**

The Company and an affiliate through common ownership share common office space and certain overhead expenses. The Company charged the affiliate $372,000, net for these common expenses.

The Company has a note receivable from a shareholder secured by marketable securities. The note is non-interest bearing and is due on demand.

Included in other receivables is $8,400 owed to the Company by a shareholder.

3. **Securities owned:**

Marketable securities owned consist of trading and investment securities, at market value, as follows:

Municipal bonds	$11,100

4. **Equipment:**

Office equipment	$28,561
Less accumulated depreciation	8,568
	$19,993

5. **Liability subordinated to claims of general creditors:**

Liability subordinated to claims of general creditors consists of a $75,000 collateralized secured demand note agreement with interest at a rate of 5% per annum, which has been advanced by a shareholder and matures on August 31, 2002. The subordinated liability has been advanced under an agreement pursuant to the rules and regulations of the National Association of Securities Dealers, Inc.

The subordinated loan agreement is withdrawable by the lender at the stated maturity date or retirement can be accelerated by the Company. Any subordinated debt can be retired only if, after giving effect to such retirement, the Company meets the net capital requirements governing withdrawal of subordinated debt.

6. **Employee benefits:**

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $52,586.

7. **Commitments and contingencies:**

Leases:

The Company leases office furniture and equipment from a shareholder under noncancellable operating leases expiring through December 2005. Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2002	$27,200
2003	22,000
2004	12,700
2005	5,000
	$66,900

Contingencies:

As part of its business, the Company is involved in several arbitration matters with customers. In the opinion of management, the outcome of these matters will not have a material effect on the financial position of the Company.

8. **Provision for income taxes:**

The provision for income taxes (benefit) consists of the following:

Current:	
Federal	($27,372)
State	(305)
Deferred	(24,500)
	($52,177)

9. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $250,113 which exceeded the minimum requirement of $100,000 by $150,113. The Company's net capital ratio was .77 to 1.

11. **Supplemental disclosure of cash flow information:**

Cash paid for interest	$ 7,639
Cash paid for income taxes	$14,122

Supplemental disclosure of non-cash investing and financing activities:

During 2001, the Company distributed its investment in The NASDAQ Stock Market, Inc. to shareholders as a non-cash dividend of $52,873.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2001
Credits	
Shareholders' equity	$388,145
Subordinated liability	75,000
	463,145
Less non-allowable assets:	
Income tax receivable	19,099
Other receivables	10,301
Other assets	142,674
Property and equipment, net	19,993
Deferred income taxes	19,300
	211,367
Net capital before haircuts on securities positions	251,778
Haircuts on securities positions	1,665
Net capital	250,113
Minimum net capital requirement	100,000
Excess of net capital	$150,113
Aggregate indebtedness:	
Accrued expenses and other liabilities	$191,348
Total aggregate indebtedness	$191,348
Ratio of total aggregate indebtedness to net capital	.77 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited December 31, 2001 Form X-17A-5 Part II filing, as amended.


FEB 27 2002
340
WASH. D.C.

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Year Ended December 31, 2001



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Westport Resources Investment Services, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company, (i) in making the periodic computations of the reserve required by Rule 15c3-3(e); (ii) in complying with the requirements of prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than those specified parties.

Shelton, Connecticut
February 1, 2002

Owrahen, Hillman, LaMorte & Sterczala P.C.